

January 11, 2023

James Lerner
President and Chief Executive Officer
QUANTUM CORP /DE/
224 Airport Parkway, Suite 550
San Jose, CA 95110

> **Re: QUANTUM CORP /DE/**
> **Registration Statement on Form S-3**
> **Filed December 29, 2022**
> **File No. 333-269061**

Dear James Lerner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519, or Joshua Shainess, Legal Branch Chief, at 202- 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian E. Cabrera